Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

3 February 2009
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917


09045878

SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcement to the Copenhagen Stock Exchange No. 2/2009.

Yours sincerely,
Coloplast A/S



Gunilla Jensen
Corp. Communications & IR

Encl.

Dlw 4/20

Coloplast

Interim financial report
3 February 2009

Q1 2008/09

Announcement No. 2/2009

Interim financial report, Q1 2008/09

(1 October 2008 - 31 December 2008)

Highlights

- Organic revenue growth was 6% and changes in exchange rates reduced revenue growth by 2 percentage points. In DKK-terms, revenue was up by 4% to DKK 2,196m
- Organic growth rates by business area: Ostomy Care 4%, Urology & Continence Care 8%, Wound & Skin Care 5%
- Gross profit was DKK 1,301m, which was in line with the Q1 2007/08 figure and equal to a gross margin of 59%
- Operating profit (EBIT) was DKK 334m. When adjusted for special items of DKK 5m, the operating profit was in line with the Q1 2007/08 figure
- The EBIT-margin was 15% against 16% in Q1 2007/08. Changes in exchange rates reduced the EBIT margin by 2 percentage points, implying an underlying EBIT margin of 17%, compared to 16% the year before
- At the end of January 2009, Coloplast reached an agreement to lay off 173 people in Global Operations (see announcement 01/2009) and in the Wound & Skin Care business
- The share buy-back programme remains postponed

The guidance for financial year 2008/09 is unchanged in constant exchange rates, whereas the revenue growth in DKK has been revised.

We continue to estimate organic revenue growth of 7–8% in 2008/09 and growth in DKK is now also estimated at 7-8%. The change is primarily due to the exchange rate development of the GBP against DKK.
We still guide an EBIT margin at constant exchange rates of 15–16% (14–15% in DKK), investments in property, plant and equipment of DKK 750–850m and an effective tax rate of 28%.

Conference call
Coloplast will host a conference call on 3 February 2009 at 15.00 CET. The call is expected to last about one hour. To attend the conference call, call +45 3271 4607, +44 (0)20 7162 0077 or +1 334 323 6201. An audiocast will be posted on www.coloplast.com shortly after the conclusion of the conference call.

Financial highlights and key ratios

1 October - 31 December

	Group		Change	Group
	DKK million			*DKK million*
	2008/09	*2007/08*		*2007/08*
	Q1	*Q1*		*Year*
Income statement				
Revenue	2,196	2,113	4%	8,463
Research and development costs	-103	-78	32%	415
Operating profit bef. interest, tax, depreciation & amortisation (EBITDA)	471	470	0%	1,531
Operating profit before special items	340	340	0%	1,154
Operating profit (EBIT)	334	340	-2%	994
Net financial income and expenses	-53	-8	563%	-2
Profit before tax	281	332	-15%	992
Coloplast's share of profit for the period	202	239	-15%	715
Revenue growth				
Annual growth in revenue, %	4	10		5
Growth break down				
Organic growth, %	6	11		7
Currency effect, %	-2	-3		-4
Contract manufactoring, %	0	2		2
Balance sheet				
Total assets	8,227	7,786	6%	7,981
Invested capital	7,534	7,065	7%	7,014
Net interest-bearing debt	3,930	3,514	12%	3,428
Equity at year-end, Coloplast's share	2,307	2,255	2%	2,290
Cash flow and investments				
Cash flow from operating activities	-86	200	-143%	1,324
Cash flow from investing activities	-164	-138	19%	-671
Acquisition of property, plant and equipment, gross	160	141	13%	718
Cash flow from financing activities	247	-439	-156%	-469
Free cash flow	-250	62	-503%	653
Key figures ratios				
Operating margin, EBIT, %	15	16		12
Operating margin, EBITDA, %	21	22		18
Return on average invested capital before tax (ROIC), %	18	20		14
Return on average invested capital after tax (ROIC), %	13	14		10
Return on equity, %	35	41		31
Ratio of net debt to EBITDA	2.09	1.87		2.24
Interest cover	11	14		10
Equity ratio, %	28	29		29
Rate of debt to enterprise value, %	19	14		16
Net asset value per share, DKK	50	47	6%	50
Per share data				
Share price	365	443	-18%	388
Share price/net asset value per share	7	7	0%	8
Average number of outstanding shares, millions	43	44	-2%	44
PE, price/earnings ratio	21	22	-5%	25
PE, price/earnings ratio, excl. discontinued operations	21	22	-5%	25
Dividend per share, DKK	-	-	-	6
Pay-out ratio, %	-	-	-	36
Earnings per share (EPS)	5	5	0%	16
Free cash flow per share	-6	1	-700%	15

Management's report

Sales performance

Measured in DKK, revenue was up by 4% to DKK 2,196m. Organic growth was 6% and changes in exchange rates reduced revenue growth by 2 percentage points.

Sales performance by business area

	DKK million		*Growth composition*		
	2008/09 3 months	*2007/08 3 months*	*Organic growth*	*Exchange rates*	*Reported growth*
Ostomy	922	908	4%	-2%	2%
Urology and Continence	912	858	8%	-2%	6%
Wound & Skin Care	362	347	5%	-1%	4%
Net revenue	**2,196**	**2,113**	**6%**	**-2%**	**4%**

Ostomy Care
Sales of ostomy care products rose by 2% to DKK 922m, while the organic growth rate was 4%. In DKK-terms, revenue growth was adversely affected by the weaker GBP, in particular. As expected, growth in the first quarter was impacted by the downturn in SIEWA, our German homecare operations, which only began to materialise in the second quarter of 2007/08. Excluding our operations in the German market, organic growth was 9%. Going forward, the quarterly periods will no longer be affected by lower activity in SIEWA due to the company's loss of a major number of employees last year (see announcement 20/2007) leading to a negative sales impact. Growth is driven by the SenSura products and the roll-out of this product portfolio continues.

Urology & Continence Care
Our Urology & Continence Care revenue rose by 6% to DKK 912m on 8% organic growth. Revenue growth in DKK was reduced by 2 percentage points due to exchange rate developments, especially the weaker GBP, although the USD appreciation against DKK made up for part of the decline.
Revenue growth in Continence Care was driven by sales of intermittent catheters, as especially SpeediCath sales were very satisfactory. In addition, the Peristeen system continued the healthy growth rates from last year and the Conveen product series also generated strong growth during the reporting period.
In the Urology business, sales of penile implants in the North American market continued to contribute to good growth rates. Furthermore, the first three months of the year saw mounting growth in sales of surgical products to the European market, which was mainly due to the fact that the supply difficulties that impacted sales last year have now been resolved.

Wound & Skin Care
Sales of wound and skin care products were up by 4% to DKK 362m. Organic growth was 5% when adjusted for changes in exchange rates, which was in line with last year.
The initiatives taken or scheduled in order to enhance profitability in this business area have still not lifted growth rates. Instead, several of the major European markets for

wound and skin care products remain very competitive and prices are still under pressure, reducing growth rates. There was high growth in the sale of skin care products to the US market during the early months of the financial year, but sales are expected to normalise during the rest of the year.

Sales performance by region

	DKK million		*Growth composition*		
	2008/09 3 months	*2007/08 3 months*	*Organic growth*	*Exchange rates*	*Reported growth*
Europe	1,683	1,681	4%	-4%	0%
Americas	341	285	13%	7%	20%
Rest of the world	172	147	11%	6%	17%
Net revenue	**2,196**	**2,113**	**6%**	**-2%**	**4%**

Europe
Revenue in DKK was 1,683 million, which was unchanged from last year. When adjusted for the lower GBP to DKK exchange rate, organic growth was 4%.
As expected, weaker sales of ostomy care products in Germany had a negative impact on sales in the first quarter of 2008/09. Organic growth in Europe, excluding Germany, was 9%.
In the other European markets, our Continence Care and Urology business generated growth in line with expectations, while the Wound & Skin Care operations performance fell just short of expectations.

The Americas
Revenue in the Americas rose by 20% to 341m on 13% organic growth. Exchange rates, especially the stronger USD-DKK, lifted the growth rate by 7%. The improved reimbursement rules for intermittent catheters in the USA helped support overall sales growth in continence care products in the region. Skin care products generated good sales growth in the first quarter.

Rest of the world
In the rest of the world, revenue rose by 17% to 172m equivalent to an 11% organic growth. Exchange rate developments lifted sales by 6%. Ostomy Care accounts for most of the sales in this region, and growth in this business was as expected.

Gross profit

The gross profit rose by 1% to DKK 1,301m from DKK 1,284m in Q1 2007/08.

The gross margin was 59%, against 61% in Q1 2007/08. Adjusted for exchange rate developments, the gross margin was 60%. Our production economy has improved following the relocation of production, especially to Hungary, but the improvement was partly offset by a relative increase in fixed production costs, as our production volume fell relative to Q1 2007/08. We kept production volumes high in the first quarter of last year in order to ensure product delivery to our customers while relocating production to Hungary. The full year 2007/08 gross margin was 59%.

Capacity costs

Distribution costs increased by 1% to DKK 664m, equal to 30% of revenue compared with 31% in Q1 2007/08. The absolute increase, which was lower than the sales increase, was due to efficiency improvements in the organisation and lower transport costs.

Administrative expenses amounted to DKK 194m, which equals 9% of revenue compared with 10% in FY 2007/08. The fall was mainly attributable to efficiency-improving measures.

R&D costs were DKK 103m and accounted for 5% of revenue, which was unchanged from FY 2007/08. Sales of products that have been on the market for less than four years accounted for about 14% of overall revenue.

Other operating income fell by DKK 24m to DKK 11m. The fall was due to a DKK 31m gain recognised from the sale of a property in Kokkedal, Denmark in Q1 2007/08.

Operating profit (EBIT)

EBIT was DKK 334m against DKK 340m in Q1 2007/08. The EBIT margin was 15% against 16% in Q1 2007/08. When adjusted for exchange rate developments and special items, the EBIT margin was 17%, or 1 percentage point higher than in Q1 2007/08.

Special items amounted to DKK 5m and related to layoffs in the UK wound care business. The layoffs resulted from the implementation of the initial steps of the Wound and Skin Care project. See page 9.

Financial items and tax

Financial items amounted to a net expense of DKK 53m, against a net expense of DKK 8m in the same period of last year. The decline was due to a combination of exchange rate adjustments, fair value adjustments of options and rising net interest expenses.

Financial items

	DKK million	
	2008/09	*2007/08*
	3 months	*3 months*
Interest, net	-43	-30
Fair value adjustment of options	15	25
Exchange rate adjustments	-23	0
Other financial items	-2	-3
Total financial items	**-53**	**-8**

The fair value adjustment was caused by the declining price of Coloplast shares affecting the value of cash-based option programmes expiring during the period until 2013. Finally, the increase in net interest expenses was due to the average net interest-bearing debt of the reporting period being higher than in Q1 2007/08.

The effective tax rate was unchanged from last year at 28% and resulted in a tax expense of DKK 79m, as compared with DKK 93m last year.

Net profit for the period

The net profit for the reporting period fell by 15% to DKK 202m. Earnings per share (EPS) were DKK 5, unchanged from last year.

Cash flows and investments

Cash flows from operating activities

Cash flow from operating activities was negative DKK 86m against positive DKK 200m in Q1 2007/08. The decline was due mainly to higher tax payments and a higher working capital.

Last year's tax payments were affected by a DKK 62m reversal of tax on-account relating to the acquisition of the new urology business. The current accounting period is affected by on-account tax payments of DKK 165m.

Investments

We invested DKK 171m in intangible assets and property, plant and equipment in the first quarter, mainly in production equipment for the factories in Hungary and China and in our new US headquarters. Investments accounted for 8% of revenue against 7% last year. The increase was due to the construction of the new US headquarters, which is scheduled for completion in the summer of 2009. The total cost is expected to be DKK 170m, of which DKK 70m will be expensed in the current financial year.

Free cash flows

The free cash flow amounted to negative DKK 250m against positive DKK 62m in Q1 2007/08.

Balance sheet and equity

Balance sheet

Total assets rose by DKK 246m to DKK 8,227m. Property, plant and equipment amounted to DKK 2,737m, which was unchanged from the beginning of the financial year. Accordingly, investments for the period were offset by depreciation charges and the effect of exchange rate developments.

Current assets increased by DKK 259m to DKK 3,429m. The largest increase originated from other receivables, which was due especially to an increase in unrealised capital gains on forward exchange contracts.

Inventories were largely unchanged relative to 30 September 2008. Trade receivables were in line with the figure at 30 September 2008. Trade payables fell due to accruals at the end of the quarter.

Equity

At the end of Q1 equity was in line with the Q1 2007/08 figure. Dividend payments of DKK 257m were offset by the profit for the period and foreign exchange gains recognised directly in equity. The equity ratio fell from 29% to 28%.

Net interest-bearing debt

Net interest-bearing debt rose by DKK 502m relative to 30 September 2008 to DKK 3,930m. This equals a ratio of net interest-bearing debt to EBITDA of 2.1. The increase was mainly due to increased borrowing in connection with dividend payments and the negative free cash flows.

Our target is to have a net interest-bearing debt of 1.5–2.5 times EBITDA.

In December 2008, we obtained a DKK 440m credit facility from the European Investment Bank (EIB). The facility runs seven years from the first drawing.

This brought our unutilised committed credit facilities to approximately DKK 1.2bn.

Share buy-backs and dividends

In November 2007, our Board of Directors resolved to establish a share buy-back programme of up to DKK 1bn during 2008 and 2009. We completed the first part of the programme in 2007/08, buying back about 1.2 million B shares with a nominal value of DKK 5 each at a total market value of DKK 500m. The second half of the share buy-back programme remains postponed due to the current situation in the financial markets. In 2009, the Board of Directors will consider when to relaunch the programme. In its decision, the Board will also take into account the development of Coloplast's free cash flows.

Treasury shares and cancellation of shares

The shareholders in general meeting resolved in December 2008 to cancel 1,000,000 B shares from Coloplast's holding of treasury shares. This process has now been initiated and is expected to be completed by April 2009 after the end of the statutory notice period.

At 30 December 2008, Coloplast's holding of treasury shares consisted of 3,114,710 B shares, which was DKK 56,662 less than at 30 December 2007. The change was mainly due to a sale of shares to Danish-based employees (gross of tax payment).

Financial guidance

We maintain our previous financial guidance for the 2008/09 financial year at constant exchange rates, but we have adjusted our revenue growth guidance in DKK. Our financial guidance is as follows:

- Organic revenue growth of 7–8%. Based on developments in the GBP/DKK exchange rate, in particular, we now also estimate a revenue growth in DKK-terms of 7–8%.

- An EBIT margin of 15–16% at constant exchange rates, corresponding to an EBIT margin of 14–15% in DKK-terms

- Investments in property, plant and equipment of DKK 750–850m

- An effective tax rate of approximately 28%.

The crisis in the financial markets may cause certain distributors to reduce their inventories, which could have a negative effect on sales across our business areas.

Our long-term financial guidance is as follows:

- to generate annual organic revenue growth above the general market growth; and
- to have an EBIT margin of at least 20%.

This year, the overall weighted market growth in Coloplast's markets is about 6%.

Our long-term guidance is inherently subject to some degree of uncertainty. Significant changes in currency, business or macroeconomic conditions, including changes within healthcare, may impact the company's financial conditions. Against this background, we will review our long-term guidance every 6 months when presenting half-year and full-year financial statements.

Other information

Exchange rate exposure
Our financial guidance has been prepared on the basis of the following assumptions for the company's main currencies:

DKK	GBP	USD	HUF	EUR
Average exchange rate 2007/08*	980	497	3.00	746
Spot rate 30 January 2009	830	582	2.49	745
Estimated average exchange rate 2008/2009	846	578	2.58	745
Change in estimated average exchange rates compared with last year**	-14%	16%	-14%	0%

*) average exchange rates 2007/08 are used when calculating the organic revenue growth rates and the EBIT margin in local currencies.

**) Estimated average exchange rate is calculated as the average exchange rate year to date combined with the spot rate for the remainder of the year.

Revenue is particularly exposed to developments in USD and GBP relative to DKK. As we have production and sales activities in the USA, changes in the DKK/USD exchange rate only have a slight effect on our operating profit. On the other hand, fluctuations in HUF against DKK affect the operating profit, because a substantial part of our production, and thus of our costs, are in Hungary, whereas our sales there are moderate.

In DKK millions over 12 months on a 10% initial drop in DKK exchange rates	Revenue	EBIT
USD	-110	0
GBP	-160	-90
HUF	-	+30

Health care reforms
On 9 June 2008, Britain's Department of Health released a new consultation paper containing revised proposals for the provision of stoma and incontinence appliances and related services to patients. We are still awaiting a report on the consultation round, which closed on 9 September 2008. We expect that the British Department of Health will announce the next stages of the process in the near future.

Wound & Skin Care
In December 2008, we launched a project of initiatives intended to enhance the earnings potential of our Wound & Skin Care business. The initiatives to be taken are primarily anchored within the following areas:

- Adapting and simplifying our global organisation
- Cost savings
- Increasing the use of distributors in smaller markets
- Improving the production economy of the Biatain products
- Optimising product items and product offering

The first initiative was set in motion in December 2008/January 2009, when we eliminated 63 positions in our Wound & Skin Care business, of which 32 were vacant positions.

We expect that implementing the initiatives will reduce our consolidated revenue growth by 1–2% in the current financial year which has already been included in our financial guidance for 2008/09. They will also trigger a number of restructuring costs that will be offset by savings achieved from implementing the activities and thus not impact the FY result. We expect to complete the initiatives by the end of Q1 2009/10. Restructuring costs will be recognised under special items.

Disposable surgical products (DSU)
The changes to the organisation are progressing to plan and we expect they will be completed during the 2008/09 financial year. The previous delivery problems have now been solved, which has improved our sales growth. The scheduled profitability enhancements are also progressing to plan, implying, among other things, that organisational changes will be made to the business. Accordingly, in January 2009, we began negotiations with the trade unions on making changes to up to 24 positions, of which a number will be layoffs. The number involved form part of the total number of 300 positions mentioned below under 'Organisational changes'.

Organisational changes
As informed in Announcement No. 19/2008 of 25 September 2008, 300 positions were eliminated as part of a major organisational change. The changes implemented will provide operational savings in the order of DKK 150m already in 2008/09 and recurring operational savings in the order of DKK 180m when fully implemented.

The current status on these changes is that most of the planned activities have now been implemented, and the project is expected to be completed by the end of the second quarter 2008/09. As a result, the outstanding DKK 15–20m in restructuring costs is expected to be recognised in Q2 2008/09.

Global Operations
On 19 January 2009, we announced that Coloplast had commenced negotiations with trade unions aimed at reducing the number of employees by 100–150 in its Danish factories. The background for the decision was the continuing relocation of production from Denmark primarily to Hungary and China and the resulting reduced need for employees in Denmark combined with the lower staff turnover rate at our factories. These negotiations were completed on 28 January and the parties agreed that 142 employees would be laid off. Costs relating to the layoffs will be offset by the resulting cost savings expected for the 2008/09 financial year. The restructuring costs will be recognised under special items in the second quarter of 2008/09.

New general manager in Germany
Coloplast has decided to appoint Greger Karlsson new general manager of our German business in order to strengthen the organisation following the challenging German market conditions. Greger Karlsson comes from a position as general manager of Coloplast's Nordic business.

Forward-looking statements
The forward-looking statements in this announcement, including revenue and earnings guidances, do not constitute a guarantee of future results and are subject to risk, uncertainty and assumptions, the consequences of which are difficult to predict.
The forward-looking statements are based on our current expectations, estimates and assumptions and are provided on the basis of information available to us at the present time.
Major fluctuations in the exchange rates of key currencies, significant changes in the health care sector or major developments in the global economy may impact our ability to achieve the defined long-term targets and meet our guidance. This may impact our company's financial results.

Management statement

The Board of Directors and the Executive Management today considered and approved the interim report for Coloplast for the period 1 October–31 December 2008. The interim report, which is unaudited, is presented in accordance with IAS 34 "Interim financial reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the interim report gives a true and fair view of the Group's assets and liabilities and financial position at 31 December, 2008 and of the results of the Group's operations and cash flows for the period 1 October – 31 December 2008. Furthermore, in our opinion the Management's report gives a true and fair view of developments in the activities and financial position of the Group, the results for the period and of the Group's financial position in general and describes significant risk and uncertainty factors that may affect the Group.

Humlebæk, 3 February 2009

Executive Management

Lars Rasmussen President, CEO	Lene Skole Executive Vice President, CFO

Board of Directors

Michael Pram Rasmussen Chairman	Niels Peter Louis-Hansen Deputy Chairman	
Torsten Erik Rasmussen	Sven Håkan Björklund	Per Magid
Jørgen Tang-Jensen	Ingrid Wiik	Thomas Barfod*
Mads Boritz Grøn*	Knud Øllgaard*	

*) Elected by the employees

List of tables

(Unaudited)

Income statement, quarterly

1 October - 31 December

Note		Group		Index
		DKK million		
		Q1 2008/09	*Q1 2007/08*	
		Q1	*Q1*	
1	Revenue	2,196	2,113	104
	Cost of sales	-895	-829	108
	Gross profit	**1,301**	**1,284**	**101**
	Distribution costs	-664	-660	101
	Administrative expenses	-194	-235	83
	Research and development costs	-103	-78	132
	Other operating income	11	35	31
	Other operating expenses	-12	-6	200
	Operating profit before special items	**339**	**340**	**100**
	Special items	-5	0	
1	**Operating profit (EBIT)**	**334**	**340**	**98**
2	Financial income	31	36	86
3	Financial expenses	-84	-44	191
	Profit before tax	**281**	**332**	**85**
	Tax on profit for the period	-79	-93	85
	Net profit for the period	**202**	**239**	**85**
	Shareholders in Coloplast A/S	202	579	
4	Minority interests	0	0	
		202	**239**	**85**
	Earnings per Share (EPS)	5	5	
	Earnings per Share (EPS), diluted	5	5	

Balance sheet

At 31 December

Note		Group DKK million		
		31 Dec 08	*31 Dec 07*	*30 Sep 08*
	Assets			
	Acquired patents and trademarks	1,112	1,189	1,134
	Goodwill	648	620	641
	Software	95	109	106
	Prepayments and assets under development	59	51	46
	Intangible assets	**1,914**	**1,969**	**1,927**
	Land and buildings	1,124	1,147	1,173
	Plant and machinery	758	602	781
	Other fixtures and fittings, tools and equipment	189	175	196
	Prepayments and assets under construction	666	495	584
	Property, plant and equipment	**2,737**	**2,419**	**2,734**
	Other investments	5	13	4
	Deferred tax asset	142	141	146
	Investments	**147**	**154**	**150**
	Non-current assets	**4,798**	**4,542**	**4,811**
	Inventories	**1,216**	**1,029**	**1,224**
	Trade receivables	1,591	1,665	1,563
	Income tax	10	60	11
	Other receivables	270	148	101
	Prepayments	93	81	77
	Receivables	**1,964**	**1,954**	**1,752**
	Marketable securities	**1**	**1**	**1**
	Cash and bank balances	**248**	**260**	**193**
	Current assets	**3,429**	**3,244**	**3,170**
	Assets	**8,227**	**7,786**	**7,981**

Balance sheet

At 31 December

Note		Group DKK million		
		31 Dec 08	31 Dec 07	30 Sep 08
	Equity and liabilities			
	Share capital	230	240	230
	Hedge reserve	57	9	8
	Proposed dividend for the year	0	0	257
	Retained earnings and other reserves	2,020	2,006	1,795
	Equity before minority interests	**2,307**	**2,255**	**2,290**
4	**Minority interests**	**1**	**2**	**1**
	Equity	**2,308**	**2,257**	**2,291**
	Provision for pensions and similar liabilities	89	115	90
	Provision for deferred tax	190	214	191
	Other provisions	14	12	16
	Mortgage debt	466	537	467
	Other credit institutions	2,799	1,753	2,316
	Other payables	369	412	370
	Deferred income	82	0	70
	Non-current liabilities	**4,009**	**3,043**	**3,520**
	Provision for pensions and similar liabilities	7	5	9
	Other provisions	8	27	19
	Mortgage debt	13	7	13
	Other credit institutions	551	1,085	474
	Trade payables	213	313	397
	Income tax	131	128	211
	Other payables	974	895	1,036
	Deferred income	13	26	11
	Current liabilities	**1,910**	**2,486**	**2,170**
	Current and non-current liabilities	**5,919**	**5,529**	**5,690**
	Equity and liabilities	**8,227**	**7,786**	**7,981**

8 Contingent items

Statement of changes in equity

Group	Share capital		Exchange adjustment	Hedging	Proposed	Retained	Total
DKK million	A shares	B shares	reserve	reserve	dividend	earnings	equity
2007/08							
Balance at 1.10 as reported in annual report	18	222	-18	4	396	1,776	2,398
Revaluation of hedging:							
Value adjustment for the year				8			8
Transferred to financial items				0			0
Tax effect of hedging				-3			-3
Net gain/loss not recognised in income statement	0	0	0	5	0	0	5
Exchange rate adjustment, assets in foreign currency						-44	-44
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries			-8			38	30
Net gain/loss recognised directly on equity	0	0	-8	0	0	-6	-14
Profit for the period						239	239
Comprehensive income for the period	0	0	-8	5	0	233	230
Treasury shares purchased and realised gain/loss from exercise options						-2	-2
Treasury shares sold						23	23
Share-based payments						2	2
Dividend paid out in respect of 2006/07					-396		-396
Balance at 31.12	**18**	**222**	**-26**	**9**	**0**	**2,032**	**2,255**
2008/09							
Balance at 1.10 as reported in annual report	18	212	-18	8	257	1,813	2,290
Revaluation of hedging:							
Value adjustment for the year				77			77
Transferred to financial items				-12			-12
Tax effect of hedging				-16			-16
Net gain/loss not recognised in income statement	0	0	0	49	0	0	49
Exchange rate adjustment, assets in foreign currency						18	18
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries						-24	-24
Net gain/loss recognised directly on equity	0	0	0	0	0	-6	-6
Profit for the period						202	202
Comprehensive income for the period	0	0	0	49	0	196	245
Treasury shares purchased and realised gain/loss from exercise options						0	0
Treasury shares sold						24	24
Share-based payments						5	5
Dividend paid out in respect of 2007/08					-257		-257
Balance at 31.12	**18**	**212**	**-18**	**57**	**0**	**2,038**	**2,307**

Cash flow statement

1 October - 31 December

Note		Group DKK million 2008/09 3 months	Group DKK million 2007/08* 3 months
	Operating profit	334	340
	Depreciation and amortisation	137	130
5	Adjustment for other non-cash operating items	-10	-1
6	Changes in working capital	-298	-269
	Ingoing interest payments, etc.	15	12
	Outgoing interest payments, etc.	-89	-36
	Income tax paid	-175	24
	Cash flow from operating activities	**-86**	**200**
	Investments in intangible assets	-11	-3
	Investments in land and buildings	-4	-18
	Investments in plant and machinery	-20	-123
	Investments in non-current assets under constructions	-136	0
	Property, plant and equipment sold	7	6
	Cash flow from investing activities	**-164**	**-138**
	Free cash flow	**-250**	**62**
	Dividend to shareholders	-257	-396
	Net investment in treasury shares	24	0
	Financing from shareholders	**-233**	**-396**
	Financing through long-term borrowing, debt funding	473	0
	Financing through long-term borrowing, instalments	0	-40
	Financing through long-term borrowing, exchange rate adjustments	7	-3
	Cash flow from financing activities	**247**	**-439**
	Net cash flow for the period	**-3**	**-377**
	Cash, cash equivalents and short term debt at 1.10.	-293	-452
	Value adjustments of cash and balances	-19	-2
	Net cash flow for the period	-3	-377
7	**Cash, cash equivalents and short term debt at 31.12**	**-315**	**-831**

The cash flow statement cannot be extracted directly from the financial statements.

Notes

1. Segment information

Primary segment - business activities **Group**						
	Medical Care		**Not allocated and eliminations**		**Total**	
DKK million	*2008/09*	*2007/08*	*2008/09*	*2007/08*	*2008/09*	*2007/08*
Revenue	2,196	2,113	0	0	2,196	2,113
Operating profit for segment	492	451	-158	-111	334	340

	Group	
	DKK million	
	2008/09	*2007/08*
2. Financial income		
Interest income	4	9
Fair value adjustments, share options	15	25
Fair value adjustments on forward contracts transferred from equity	12	0
Other financial income and fees	0	2
Total	**31**	**36**
3. Financial expenses		
Interest expense	47	39
Exchange rate adjustments	35	0
Other financial expenses and fees	2	5
Total	**84**	**44**
4. Minority interests		
Minority interests at 1.10.	1	2
Acquisitions	0	0
Share of net profit from subsidiaries	0	0
Dividend paid	0	0
Minority interests at 31.12.	**1**	**2**
5. Adjustment for other non-cash operating items		
Net gain/loss on non-current assets	1	-31
Change in other provisions	-11	30
Total	**-10**	**-1**

Notes

	Group	
	DKK million	
	2008/09	*2007/08*
6. Changes in working capital		
Inventories	-24	-97
Trade receivables	-81	-65
Other receivables	-20	41
Trade and other payables etc.	-173	-148
Total	**-298**	**-269**

7. Cash, cash equivalents and short term debt		
Marketable securities	1	1
Cash	2	2
Bank balances	246	258
Liquid resources	249	261
Short-term debt	-564	-1,092
Total	**-315**	**-831**

8. Contingent items

Contingent liabilities

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.

Income statement, quarterly

				Group		
	DKK million					
			2007/08			2008/09
Note		Q1	Q2	Q3	Q4	Q1
1	Revenue	2,113	2,040	2,154	2,156	2,196
	Cost of sales	-829	-871	-892	-873	-895
	Gross profit	**1,284**	**1,169**	**1,262**	**1,283**	**1,301**
	Distribution, sales and marketing costs	-660	-651	-621	-657	-664
	Administrative expenses	-235	-231	-203	-213	-194
	Research and development costs	-78	-90	-100	-147	-103
	Other operating income	35	21	10	5	11
	Other operating expenses	-6	-6	-7	-10	-12
	Operating profit before special items	**340**	**212**	**341**	**261**	**339**
	Special items	0	0	0	-160	-5
1	**Operating profit (EBIT)**	**340**	**212**	**341**	**101**	**334**
2	Financial income	36	55	68	42	31
3	Financial expenses	-44	-72	-32	-55	-84
	Profit before tax	**332**	**195**	**377**	**88**	**281**
	Tax on profit for the period	-93	-55	-106	-23	-79
	Net profit for the period, continuing operations	**239**	**140**	**271**	**65**	**202**
9	Net profit for the period, discontinued operations	0	0	0	0	0
	Profit for the period	**239**	**140**	**271**	**65**	**202**
	Shareholders in Coloplast A/S	239	140	271	65	202
4	Minority interests	0	0	0	0	0
		239	**140**	**271**	**65**	**202**
	Earnings per Share (EPS)	5	3	6	2	5
	Earnings per Share (EPS), diluted	5	3	6	2	5

Other tables

Impact on profit of non-recurring items

	3 months 2008/09			*3 months 2007/08*		
DKK million		*Non-*			*Non-*	
	Reported	*recurring*	*Adjusted*	*Reported*	*recurring*	*Adjusted*
Revenue	2,196		2,196	2,113		2,113
Cost of sales	-895		-895	-829	-10	-819
Gross profit	**1,301**		**1,301**	**1,284**	**-10**	**1,294**
Gross margin	***59%***		***59%***	***61%***		***61%***
Distribution costs	-664		-664	-660	-20	-640
Administrative expenses	-194		-194	-235		-235
R&D costs	-103		-103	-78		-78
Other operating income	11		11	35	31	4
Other operating expenses	-12		-12	-6		-6
Special items	-5		-5	0		0
EBIT	**334**		**334**	**340**	**1**	**339**
EBIT margin	***15%***		***15%***	***16%***		***16%***

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3085 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922/+45 3085 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Website
www.coloplast.com

Address
Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

CVR No. 69749917



Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.